January 22, 2009
TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York 10577
VIA EDGAR TRANSMISSION
U. S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549
Attention: Rufus Decker

Re:	TAL International Group, Inc. Form 10-K for the fiscal year ended December 31, 2007 Form 10-Q for the period ended September 30, 2008 Schedule 14A filed on March 28, 2008
Dear Mr. Decker:
     On behalf of TAL International Group, Inc. (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated December 29, 2008 (the “Comment Letter”) with respect to the Company’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”), (ii) Quarterly Report on Form 10-Q for the period ended September 30, 2008 (the “Form 10-Q”) and (iii) Definitive Proxy Statement on Schedule 14A filed March 28, 2008 (the “Proxy Statement” and, together with the Form 10-Q and the Form 10-K, the “Reviewed Filings”).
     To facilitate your examination of the Reviewed Filings, the Staff’s comments are set forth below in italics, numbered to correspond to the comment numbers used in the Comment Letter and followed by the Company’s responses thereto. Unless otherwise indicated, references in the Company’s responses to page numbers refer to page numbers in the applicable Reviewed Filing.

U.S. Securities and Exchange Commission
January 22, 2009

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007
General
1.	SEC Comment # 1: Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
Response: As requested, where a Staff comment requests additional disclosure or that other revisions be made, we have included in this letter a draft of the revised disclosure to be included in future filings (to the extent then applicable), marked to show changes made to the relevant disclosure in the applicable Reviewed Filing.
With regard to the responses related to the Form 10-K:
•	where a Staff comment impacts both multiple year comparisons, we only addressed the 2007 versus 2006 comparison in order to provide an example of the types of changes we expect to provide in future filings; and

•	we did not provide the 2006 versus 2005 comparison since these comparisons will not be part of the 2008 Form 10-K.

U.S. Securities and Exchange Commission
January 22, 2009

Management’s Discussion and Analysis
Results of Operations, page 39
2.	SEC Comment # 2: Where there is more than one reason for a change between periods, please expand your discussion of operating results to discuss each factor and correspondingly quantify the extent to which each factor contributed to the overall change in operating results. For example, in your discussion of leasing revenue for the year ended December 31, 2007 compared to the year ended December 31, 2006, it is not clear how much of the increase was due to a larger number of dry and special containers and chassis in your fleet or due to higher utilization for dry and refrigerated containers. In a similar manner, it is not clear how much of the offsetting decrease is due to a decrease in per diem rates for dry and refrigerated containers or how much of the decrease is due to a decrease in fee revenue resulting from a decrease in drop off volume. Please revise as necessary.
Response: As requested by the Staff, set forth below is a revised draft of our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Comparison of the Year Ended December 31, 2007 to the Year Ended December 31, 2006, marked to show the types of changes we would expect to make in our future filings in order to quantify the extent to which each factor contributed to the overall change for those areas in which there is more than one material reason for a change between periods.
We have underlined the applicable changes below:
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Year Ended December 31, 2007 to Year Ended December 31, 2006
Leasing revenues. The principal components of our leasing revenues are presented in the following table. Per diem revenue represents revenue earned under operating lease contracts; finance lease revenue represents interest income earned under finance lease contracts; and fee and ancillary lease revenue represent fees billed for the pick-up and drop-off of containers in certain geographic locations and billings of certain reimbursable operating costs such as repair and handling expenses.

	Year Ended December 31,
	2007	2006
	(dollars in thousands)
Leasing revenues:
Operating lease revenues:
Per diem revenue	$240,409	$230,217
Fee and ancillary lease revenue	27,596	30,518

Total operating lease revenue	268,005	260,735

Finance lease revenues	18,268	12,422

Total leasing revenues	$286,273	$273,157

Total leasing revenues were $286.3 million for the year ended December 31, 2007, compared to $273.2 million for the year ended December 31, 2006, an increase of $13.1 million, or 4.8%.
Per diem revenue increased by $10.2 million from 2006 primarily due to an increase in fleet size, partially offset by a decrease in per diem rates. Below outlines the primary reasons for the increase:
•	$9.1 million increase due to an increase in fleet size, reflecting a larger number of dry and special containers and chassis in our fleet compared to the prior year;

•	$2.5 million increase due to higher utilization from dry and refrigerated containers compared to the prior year;

•	$3.5 million increase due to the purchase of 57,000 TEU of older managed equipment, which had the effect of increasing our leasing revenue, operating expenses, depreciation and interest expenses, and decreasing our management fees; and

•	$5.5 million decrease due to lower per diem rates primarily for dry and refrigerated containers.
Fee and ancillary lease revenue decreased by $2.9 million as compared to the prior year primarily due to a reduction in drop off volume.
Finance lease revenue increased by $5.8 million in 2007, primarily due to an increase in the size of our finance lease portfolio. While our finance lease revenue increased, the increase in the portion of our units on finance leases compared to the prior year resulted in a reduction in our overall leasing revenue compared to the amount we would have recognized if the units were placed on operating leases. Under a finance lease, we only recognize interest income as revenue while the principal component of the lease payment reduces the net finance lease receivable on the balance sheet. Under an operating lease we recognize the entire monthly billing as revenue, and reduce the net book value of the underlying equipment through depreciation expense. For the year ended December 31, 2007, our finance lease billings exceeded our recognized finance lease revenue by $24.8 million. For the year ended

U.S. Securities and Exchange Commission
January 22, 2009

December 31, 2006, our finance lease billings exceeded our recognized finance lease revenue by $15.2 million.
Equipment trading activities. Equipment trading revenue represents the proceeds on the sale of equipment purchased for resale. Equipment trading expenses represents the cost of equipment sold as well as related selling costs.

	Year Ended December 31,
	2007	2006
	(dollars in thousands)
Equipment trading revenues	$49,214	$23,665
Equipment trading expenses	(40,427)	(19,344)

Gross equipment trading margin	$8,787	$4,321

Equipment trading revenues and equipment trading expenses increased significantly for the year ended December 31, 2007 compared to the year ended December 31, 2006 primarily due to an increase in the number of units purchased and sold. The gross equipment trading margin, the difference between equipment trading revenues and expenses, increased $4.5 million for the year ended December 31, 2007 compared to the year ended December 31, 2006. The trading margin increased by $2.9 million due to a higher volume of units sold and by $1.6 million due to a higher per unit trading margin.
Direct operating expenses. Direct operating expenses primarily consist of our costs to repair equipment returned off lease, to store the equipment when it is not on lease, and to reposition equipment that has been returned to locations with weak leasing demand.
Direct operating expenses were $30.3 million for the year ended December 31, 2007, compared to $27.2 million for the year ended December 31, 2006, an increase of $3.1 million or 11.4%. Below outlines the primary reasons for the increase:
•	positioning costs increased by $2.0 million due to a higher volume of dry containers moved;

•	repair costs increased by $2.1 million due to a higher cost per unit repaired, primarily for our refrigerated containers, partially offset by lower repair volume;

•	other operating costs increased by $1.4 million primarily due to an increase in equipment loss reserves for equipment on hire to non-performing customers; and

•	storage and handling costs decreased by $2.4 million due to higher utilization of our equipment compared to the prior year.
Administrative expenses. Administrative expenses were $41.5 million for the year ended December 31, 2007, compared to $38.0 million for the year ended December 31, 2006, an increase of $3.5 million or 9.2%. This increase was mainly due to higher employee compensation costs of $3.9 million related to our high level of profitability growth in 2007, partially offset by $0.4 million in lower professional fees in 2007 primarily due to Sarbanes-Oxley consulting fees incurred in 2006.
Depreciation and amortization. Depreciation and amortization was $101.7 million for the year ended December 31, 2007, compared to $103.8 million for the year ended December 31, 2006, a decrease of $2.1 million or 2.0%. Depreciation expense decreased by $8.1 million due to certain equipment becoming fully depreciated in the fourth quarter of 2006, and decreased by $3.8 million from the delay in the start date of depreciation for units purchased in 2007. In past years,

U.S. Securities and Exchange Commission
January 22, 2009

depreciation on new units started after our inspection and acceptance of units at the manufacturer. Beginning in 2007, new units start depreciation the earlier of when they are placed in service or January 1 of the year following the year of purchase. These decreases were partially offset by $9.8 million of increased depreciation expense for new equipment added to the fleet and placed in service in 2007, including the purchase of 57,000 TEU of older managed units in the fourth quarter of 2007.
Provision (reversal) for doubtful accounts. There was a provision for doubtful accounts for $0.7 million for the year ended December 31, 2007, compared to a (reversal) of $(0.5) million for the year ended December 31, 2006. In 2006, we recorded a benefit for the reversal of an allowance upon collecting a past due repair receivable from one of our large customers. In 2007, we recorded a reserve for a past due receivable unlikely to be recovered.
Net (gain) loss on sale of leasing equipment. Gain on sale of equipment was $12.1 million for the year ended December 31, 2007, compared to a gain of $6.2 million for the year ended December 31, 2006, an increase of $5.9 million. Gain on sale of equipment increased by $5.4 million due to higher selling prices for used containers, and increased by $0.5 million primarily due to lower impairment charges for units identified for sale.
Write-off of deferred financing costs. Write-off of deferred financing costs was $ 0.2 million for the year ended December 31, 2007, compared to $2.4 million for the year ended December 31, 2006. The current year write-off is the result of the refinancing of the company’s senior secured credit facility in August 2007. The prior year write-off is the result of the refinancing of the Company’s asset securitization facility in April 2006.
Interest and debt expense. Interest and debt expense was $52.1 million for the year ended December 31, 2007, compared to $47.6 million for the year ended December 31, 2006, an increase of $4.5 million. The increase was primarily due to an increase in the average debt balance due to the purchase of additional fleet equipment in 2007, including the purchase of 57,000 TEU of older managed equipment.
Unrealized loss (gain) on interest rate swaps. Unrealized loss on interest rate swaps was $27.9 million for the year ended December 31, 2007, compared to an unrealized loss of $8.3 million for the year ended December 31, 2006. The net fair value of the interest rate swap contracts was a net liability of $17.9 million at December 31, 2007, as compared to net asset of $11.9 million at December 31, 2006, with the decrease in fair value due to a decrease in interest rates.
Income tax expense. Income tax expense was $21.6 million for the year ended December 31, 2007, compared to an income tax expense of $23.4 million for the year ended December 31, 2006, and the effective tax rates for the periods were 35.8% and 35.7% respectively.
While we record income tax expense, we do not currently pay any significant federal, state or foreign income taxes due to the availability of accelerated tax depreciation for our equipment. The vast majority of the expense recorded for income taxes is recorded as a deferred income tax liability on the balance sheet. We expect the deferred income tax liability balance to grow for the foreseeable future.

U.S. Securities and Exchange Commission
January 22, 2009

Business Segments, page 44
3.	SEC Comment # 3: Please consider providing a discussion about each segment’s revenues and pre-tax income. You should separately discuss the business reasons for changes between periods. In addition, where there is more than one reason for a change between periods, please quantify the extent to which each reason contributed to the overall change.
Response: As requested by the Staff, set forth below is a revised draft of our segment reporting, marked to show the types of changes we would expect to make in our future filings.
We have changed the “order” of presentation in the Business Segment subsection as follows:
•	First, we describe the Equipment leasing segment, followed by a table that outlines selected revenue and expense lines of the Equipment leasing segment, followed by a discussion of the Equipment leasing segment revenue and pre-tax income, including reasons for the changes between periods; and

•	Second, we describe the Equipment trading segment, followed by a table that outlines selected revenue and expense lines of the Equipment trading segment, followed by a discussion of the Equipment trading segment gross margin and pre-tax income, including reasons for the changes between periods.
We have underlined the applicable changes below:
     Business Segments
We operate our business in one industry, intermodal transportation equipment, and in two business segments, Equipment leasing and Equipment trading.
     Equipment leasing
We own, lease and ultimately dispose of containers and chassis from our lease fleet, as well as manage leasing activities for containers owned by third parties. Equipment leasing segment revenues represent leasing revenues from operating and finance leases, fees earned on managed container leasing activities, as well as other revenues. Expenses related to equipment leasing include direct operating expenses, administrative expenses, depreciation expense, and interest expense. The Equipment leasing segment also includes gains and losses on the sale of owned leasing equipment.
The following table lists selected revenue and expense items for our Equipment leasing segment for the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,
	2007	2006	2005
	(dollars in thousands)
Equipment leasing segment:
Total revenue	$293,062	$281,068	$295,032
Depreciation expense	101,670	103,849	115,138
Interest expense	51,656	47,339	72,182
Net (gain) on sale of leasing equipment	(12,119)	(6,242)	(9,665)
Pre-tax income(1)	83,957	74,552	50,455

U.S. Securities and Exchange Commission
January 22, 2009

(1)	Pre-tax income excludes unrealized gains and losses on interest rate swaps, management fees and write-off of deferred financing costs.
Segment Comparison of Year Ended December 31, 2007 to Year Ended December 31, 2006
Equipment leasing revenue. Total revenue for the Equipment leasing segment was $293.1 million in 2007, compared to $281.1 million in 2006, an increase of $12.0 million, or 4.3%. In 2007, leasing revenue increased by $12.6 million due to a larger fleet size and by $2.5 million due to higher utilization of our leasing equipment. These increases were partially offset by a $5.5 million reduction in leasing revenue from lower per diem rates.
Equipment leasing pretax income. Pretax income for the Equipment leasing segment was $84.0 million in 2007, compared to $74.6 million in 2006, an increase of $9.4 million, or 12.6%. Equipment leasing revenue increased by $12.0 million in 2007, while our depreciation expense decreased by $2.2 million due to certain equipment becoming fully depreciated in the fourth quarter of 2006 as well as the delay in the start of depreciation for units purchased in 2007. In addition, the gain on the sale of leasing equipment increased by $5.9 million primarily due to higher selling prices for used containers in 2007 compared to 2006. These increases were partially offset by a $2.8 million increase in container operating expenses and a $2.4 million increase in administrative expenses.
Equipment trading
We purchase containers from shipping line customers and other sellers of containers, and resell these containers to container traders and users of containers for storage or one-way shipment. Equipment trading segment revenues represent the proceeds on the sale of containers purchased for resale. Expenses related to equipment trading include the cost of containers purchased for resale that were sold and related selling costs, as well as direct operating expenses, administrative expenses and interest expense.
The following table lists selected revenue and expense items for our Equipment trading segment for the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,
	2007	2006	2005
	(dollars in thousands)
Equipment trading segment:
Equipment trading revenue	$49,214	$23,665	$24,244
Equipment trading expense	(40,427)	(19,344)	(19,227)

Gross equipment trading margin	8,787	4,321	5,017

Interest expense	473	239	197
Pre-tax income(1)	4,521	1,618	2,545

U.S. Securities and Exchange Commission
January 22, 2009

(1)	Pre-tax income excludes unrealized gains and losses on interest rate swaps, management fees and write-off of deferred financing costs.
Segment Comparison of Year Ended December 31, 2007 to Year Ended December 31, 2006
Gross equipment trading margin. Equipment trading revenues and Equipment trading expenses increased significantly in 2007 compared to 2006 primarily due to an increase in the number of units purchased and sold. The gross equipment trading margin, the difference between Equipment trading revenue and expenses, increased $4.5 million in 2007 compared to 2006. The trading margin increased by $2.9 million due to a higher volume of units sold and by $1.6 million due to a higher per unit trading margin.
Equipment trading pretax income. Pretax income for the Equipment trading segment was $4.5 million in 2007 compared to $1.6 million in 2006, an increase of $2.9 million, or 179%. The Equipment trading margin increased by $4.5 million in 2007. The increase in Equipment trading margin was partially offset by a $1.1 million increase in administrative expenses. The increase in administrative expenses was primarily due to higher allocated corporate expenses. Corporate expenses are allocated to the equipment trading segment primarily based on the volume of units sold in the equipment trading fleet. relative to total units sold from both the equipment trading and equipment leasing fleets.

U.S. Securities and Exchange Commission
January 22, 2009

Critical Accounting Policies
Leasing Equipment, page 50
4.	SEC Comment # 4: You state that periodically a determination is made, if indicators of impairment are present, as to whether the carrying value of your fleet exceeds its estimated future undiscounted cash flows. Given that leasing equipment represents approximately 75% of your total assets as of December 31, 2007, please expand your critical accounting policy to provide additional insight on how you perform your impairment analysis under SFAS 144. Please consider including the following:

•	Please clarify how you determine when leasing equipment should be tested for impairment. Please expand your discussion to state the types of events and circumstances that you believe indicate impairment. Please address how frequently you evaluate for these types of events and circumstances;

•	Please disclose how you group your assets for purposes of considering whether an impairment exists. Refer to paragraph 4 of SFAS 144; and
•	Please discuss the significant estimates and assumptions used to determine estimated future undiscounted cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others.
Response: As requested by the Staff, set forth below is a revised draft of our “Leasing Equipment” Critical Accounting Policy, marked to show the changes we expect to make in our future filings in order to address the Staff’s comments above.
We have revised the entire Leasing Equipment section to address multiple comments raised by the Staff. However we are underlining only the applicable changes related to this specific comment. When we address the other comments, we will underline the applicable sections.
Shown below are the following:
•	An amended “Leasing Equipment” section;

•	An amended “Equipment Held For Sale” section; and

•	A new “Equipment Held For Resale — Trading Activity” section.
In regards to your questions on testing for impairment, we look for indications of impairment on a quarterly basis, and if indications are present, we conduct an impairment analysis as described in the text below.
Leasing Equipment
In general, we purchase new equipment from equipment manufacturers for the purpose of leasing such equipment to our customers. Occasionally, we may also purchase used equipment with the intention of leasing such equipment. Used units are typically purchased with an existing lease in place or were previously owned by one of our third party owner investors.
Leasing equipment is recorded at cost and depreciated to an estimated residual value on a straight-line basis over the estimated useful life. We will continue to review our depreciation policies on a regular basis to determine whether changes have taken place that would suggest that a change in our depreciation policies, useful lives of our equipment or the assigned residual values is warranted. If indicators of impairment are present, a determination is made as to whether the carrying value of our fleet exceeds its estimated future undiscounted cash flows. Leasing equipment is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recovered. Key indicators of impairment on leasing equipment include, among other factors, a sustained decrease in operating profitability, a sustained decrease in utilization, or indications of technological obsolescence.
When testing for impairment, leasing equipment is generally grouped by equipment type, and is tested separately from other groups of assets and liabilities. Some of the significant estimates and assumptions used to determine future undiscounted cash flows and the measurement for impairment are the remaining useful life, expected utilization, expected future lease rates, and expected disposal prices of the equipment. We consider the assumptions on expected utilization and the remaining useful life to have the greatest impact on our estimated future undiscounted cash flows. These estimates are principally based on historical experience and management’s judgment of market conditions.

U.S. Securities and Exchange Commission
January 22, 2009

Estimated useful lives and residual values have been principally determined based on our historical disposal experience. The estimated useful lives and residual values for our leasing equipment from the date of manufacture are currently as follows:

	Useful
	lives
	(years)	Residual values ($)
Dry container units	13	$750 to $900
Refrigerated container units	12	$2,200 to $2,700
Special container units	14	$600 to $1,200
Tank container units	20	$3,000
Chassis	20	$1,200
Costs incurred to place new equipment into service, including costs to transport the equipment to its initial on-hire location, are capitalized. We charge to expense inspection costs on new equipment and repair and maintenance costs that do not extend the lives of the assets at the time the costs are incurred, and include these costs in direct operating expenses.
An allowance is provided through direct operating expenses based on the net book value of a percentage of the units on lease to certain customers that are considered to be non-performing which we believe we will not ultimately recover. The percentage is developed based on our historical experience.
Equipment Held For Sale
When leasing equipment is returned off lease, we make a determination of whether to repair and re-lease the equipment or sell the equipment. At the time we determine that equipment will be sold, we reclassify the appropriate amounts previously recorded as leasing equipment to equipment held for sale. In accordance with the Financial Accounting Standards Board’s (''FASB’’) Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (''SFAS No. 144’’), equipment held for sale is carried at the lower of its estimated fair value, based on current transactions, less costs to sell, or carrying value; depreciation on such assets is halted and disposals generally occur within 90 days. Subsequent changes to the asset’s fair value, either increases or decreases, are recorded as adjustments to the carrying value of the equipment held for sale; however, any such adjustments may not exceed the equipment’s carrying value at the time it was initially classified as held for sale. Initial write-downs of assets held for sale are recorded as an impairment charge and are included in net (gain) loss on sale of leasing equipment. Realized gains and losses resulting from the sale of equipment held for sale are recorded as a (gain) loss on sale of leasing equipment, and cash flows associated with the disposal of equipment held for sale are classified as cash flows from investing activities.
Equipment Held For Resale — Trading Activity
On an opportunistic basis, we purchase used equipment with markings or specifications different from our own equipment for purposes of reselling it within a short time frame for a net profit.
Equipment purchased for resale is reported as equipment held for sale due to the short timeframe, generally less than one year, between the time the equipment is purchased and the time the equipment is sold. Due to this short expected holding period, cash flows associated with equipment held for resale are classified as operating cash flows. Equipment trading revenue represents the proceeds from the sale of this equipment, while Equipment trading expense includes the cost of equipment sold and any costs to sell such equipment.

U.S. Securities and Exchange Commission
January 22, 2009

Goodwill, page 51
5.	SEC Comment # 5: We note you have identified goodwill as a critical accounting policy. In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please consider disclosing the following:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination; and
•	Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.
Response: We are providing supplemental background information to the Staff regarding goodwill as follows:
At the time of the acquisition, as of November 4, 2004, we allocated goodwill to each of our reporting units, Equipment leasing and Equipment trading, based on the relative profitability each reporting unit contributed to the overall profitability of the Company. At that time, the Equipment trading reporting unit was a much smaller component of the overall business; and therefore, a minor portion of goodwill was allocated to the Equipment trading reporting unit ($1.0 million), with the remainder of goodwill ($70.9 million) allocated to the Equipment leasing reporting unit.
As previously stated, goodwill was initially recorded in November 2004. Since November 2004 through December 31, 2007, our annual impairment test using the market capitalization approach, which compares the market capitalization of the entity to the carrying value of the entity, has resulted in a substantial excess of market capitalization over carrying value. Therefore, there has been no need to perform step two of the goodwill impairment test, which would compare the implied fair value of goodwill to the carrying amount of goodwill at the reporting unit level.
As requested by the Staff, set forth below is a revised draft of our “Goodwill” Critical Accounting Policy, marked to show the types of changes we expect to reflect in our future filings in order to address the Staff’s comments above.
We have underlined the applicable changes below:
The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). SFAS No. 142 requires goodwill and other intangible assets with indefinite lives to be reviewed for impairment annually or more frequently if circumstances indicate a possible impairment. In connection with the Acquisition, the Company recorded $71.9 million of goodwill. Management determined that the Company has two reporting units, Equipment leasing and Equipment trading, and allocated $70.9 million and $1.0 million, respectively, to each reporting unit. The annual impairment test is conducted by comparing the Company’s carrying amount, to the fair value of the Company using a market capitalization approach. Market capitalization of the entity is compared to the carrying value of the entity since virtually all of the goodwill is allocated to, and nearly all of the market capitalization is attributable to, the Equipment leasing reporting unit. If the carrying value of the entity exceeds its market capitalization, then a second step would be performed that compares the implied fair value of goodwill with the carrying amount of goodwill. The determination of implied fair value of goodwill would require management to compare the estimated fair value of the reporting units to the estimated fair value of the assets and liabilities of the reporting units. Any excess fair value represents the implied fair value of goodwill. To the extent that the carrying amount of the goodwill exceeds its implied fair value, an impairment loss would be recorded. The Company’s annual review of goodwill, conducted in the fourth quarter of 2007, indicated that no impairment of goodwill existed.

U.S. Securities and Exchange Commission
January 22, 2009

Item 9A. Controls and Procedures
Management’s Report Regarding the Effectiveness of Disclosure Controls and Procedures, page 54
6.	SEC Comment # 6: You state that your President and Chief Executive Officer along with the Vice President and Chief Financial Officer concluded, as of the end of the period covered by this Annual Report on Form 10-K, that your disclosure controls and procedures were effective to ensure that information required to be disclosed in reports you file under the Exchange Act is recorded, processed, summarized and reported by our management on a timely basis in order to comply with your disclosure obligations under the Exchange Act and the SEC rules thereunder. Please state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).
Response: In its future filings, the Company will simply state that its disclosure controls and procedures are (or are not) effective without providing any part of the definition of disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

U.S. Securities and Exchange Commission
January 22, 2009

Financial Statements
Statements of Cash Flows, page F-6
7.	SEC Comment # 7: Please clarify why the purchases of leasing equipment amounts reported on the statements of cash flows is not the same as the amounts reported in Note 9 to the financial statements. Specifically, you reported $334,476,000 of purchases of leasing equipment and $9,653,000 of purchases of leasing equipment financed through capital lease obligations during 2007 on your statements of cash flows. The purchases of leasing equipment for 2007 included on page F-21 is $392,883,000. Please reconcile the difference.
Response: The purchase of leasing equipment for 2007 included on page F-21 of $392,883,000, combines the $334,476,000 of purchases of leasing equipment and the $58,407,000 of investments in finance leases reported on the statements of cash flows for 2007. We will revise our line item descriptions in Note 9 in our future filings to specify “Purchases of leasing equipment” and “Investments in finance leases” as separate lines as outlined below. We do not include “Purchases of leasing equipment financed through capital lease obligations” of $9,653,000 in the Note 9 table as these are non-cash purchases. We will also add to the Note 9 table (which has been set forth below) a footnote to clarify that these amounts reflect cash payments for purchases of leasing equipment and investments in finance leases.

We have underlined the applicable changes below:
Note 9 — Segment and Geographic Information
The following table shows segment information for the year ended December 31, 2007, and the consolidated totals reported (dollars in thousands):

	Equipment	Equipment
2007	Leasing	Trading	Totals
Total revenue	$293,062	$50,203	$343,265
Equipment trading expense	—	40,427	40,427
Depreciation expense	101,670	—	101,670
Net (gain) on sale of equipment	(12,119)	—	(12,119)
Interest expense	51,656	473	52,129
Pre-tax income(1)	83,957	4,521	88,478
Goodwill at December 31	70,898	1,000	71,898
Total assets at December 31	1,682,045	23,842	1,705,887
Purchases of leasing equipment (2)	334,476	—	334,476

Investments in finance leases(2)	58,407	—	58,407

(1)	Segment income before taxes excludes unrealized losses on interest rate swaps of $27,883 and write-off of deferred financing costs of $204.

(2)	Represents cash disbursements for purchases of leasing equipment as reflected in the consolidated statements of cash flows for the period indicated.

U.S. Securities and Exchange Commission
January 22, 2009

8.	SEC Comment # 8: You include purchases of equipment held for resale in net cash provided by operating activities. Please disclose how you determine whether equipment will be held for resale or whether it will be leasing equipment and how you determine where to classify the amounts related to purchases of equipment on the statements of cash flows. Please correspondingly address the classification of the proceeds received from the sale of equipment.
Response: As requested by the Staff, set forth below is a revised draft of our Summary of Significant Accounting Policies, marked to show the changes we would expect to make to our disclosures in future filings in order to address the Staff’s comments above.
As stated on the response to SEC Comment #4, we have revised the entire Leasing Equipment section to address multiple comments raised by the Staff. However we are underlining only the applicable changes related to this specific comment. When we address the other comments, we will underline the applicable sections.
Shown below are the following:
•	An amended “Leasing Equipment” section;

•	An amended “Equipment Held For Sale” section; and

•	A new “Equipment Held For Resale — Trading Activity” section.
Page F-8 — Note 2 — Summary of Significant Accounting Policies
Leasing Equipment
In general, the Company purchases new equipment from equipment manufacturers for the purpose of leasing such equipment to our customers. Occasionally, the Company may also purchase used equipment with the intention of leasing such equipment. Used units are typically purchased with an existing lease in place or were previously owned by one of the Company’s third party owner investors.
Leasing equipment is recorded at cost and depreciated to an estimated residual value on a straight-line basis over the estimated useful life. The Company will continue to review its depreciation policies on a regular basis to determine whether changes have taken place that would suggest that a change in its depreciation policies, useful lives of its equipment or the assigned residual values is warranted. If indicators of impairment are present, a determination is made as to whether the carrying value of the Company’s fleet exceeds its estimated future undiscounted cash flows. Leasing equipment is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recovered. Key indicators of impairment on leasing equipment include, among other factors, a sustained decrease in operating profitability, a sustained decrease in utilization, or indications of technological obsolescence.
When testing for impairment, leasing equipment is generally grouped by equipment type, and is tested separately from other groups of assets and liabilities. Some of the significant estimates and assumptions used to determine future undiscounted cash flows and the measurement for impairment are the remaining useful life, expected utilization, expected future lease rates, and expected disposal prices of the equipment. The Company considers the assumptions on expected utilization and the remaining useful life to have the greatest impact on our estimate of future undiscounted cash flows. These estimates are principally based on the Company’s historical experience and management’s judgment of market conditions.
Estimated useful lives and residual values have been principally determined based on the Company’s historical disposal experience. The estimated useful lives and residual values for the Company’s leasing equipment from the date of manufacture are as follows:

	Useful
	lives
	(years)	Residual values ($)
Dry container units	13	$750 to $900
Refrigerated container units	12	$2,200 to $2,700
Special container units	14	$600 to $1,200
Tank container units	20	$3,000
Chassis	20	$1,200

U.S. Securities and Exchange Commission
January 22, 2009

Costs incurred to place new equipment into service, including costs to transport the equipment to its initial on-hire location, are capitalized. The Company charges to expense inspection costs on new equipment and repair and maintenance costs that do not extend the lives of the assets at the time the costs are incurred, and include these costs in direct operating expenses.
An allowance is provided through direct operating expenses based on the net book value of a percentage of the units on lease to certain customers that are considered to be non-performing which the Company believes it will not ultimately recover. The percentage is developed based on the Company’s historical experience.
Equipment Held For Sale
When leasing equipment is returned off lease, the Company makes a determination of whether to repair and re-lease the equipment or sell the equipment. At the time the Company determines that equipment will be sold, it reclassifies the appropriate amounts previously recorded as leasing equipment to equipment held for sale. In accordance with the Financial Accounting Standards Board’s (''FASB’’) Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (''SFAS No. 144’’), equipment held for sale is carried at the lower of its estimated fair value, based on current transactions, less costs to sell, or carrying value; depreciation on such assets is halted and disposals generally occur within 90 days. Subsequent changes to the asset’s fair value, either increases or decreases, are recorded as adjustments to the carrying value of the equipment held for sale; however, any such adjustments may not exceed the equipment’s carrying value at the time it was initially classified as held for sale. Initial write-downs of assets held for sale are recorded as an impairment charge and are included in net (gain) loss on sale of leasing equipment. Realized gains and losses resulting from the sale of equipment held for sale are recorded as a (gain) loss on sale of leasing equipment, and cash flows associated with the disposal of equipment held for sale are classified as cash flows from investing activities.
Equipment Held For Resale — Trading Activity

On an opportunistic basis, the Company purchases used equipment with markings or specifications different from its own equipment for purposes of reselling it within a short time frame for a net profit.
Equipment purchased for resale is reported as equipment held for sale due to the short timeframe, generally less than one year, between the time the equipment is purchased and the time the equipment is sold. Due to this short expected holding period, cash flows associated with equipment held for resale are classified as operating cash flows. Equipment trading revenue represents the proceeds from the sale of this equipment, while Equipment trading expense includes the cost of equipment sold and any costs to sell such equipment.

U.S. Securities and Exchange Commission
January 22, 2009

Notes to the Financial Statements
Note 2 — Summary of Significant Accounting Policies
Leasing Equipment, page F-8
9.	SEC Comment # 9: You state that the estimated useful lives of your leasing equipment ranges from 12 to 20 years from the date of manufacture. This appears to be a broad range of useful lives for these assets. If there are different types of equipment that are included in leasing equipment, please disclose the different types and corresponding, useful lives. Please disclose how you arrive at the residual values of your equipment as well as the ranges of residual values you use.
Response: As requested by the Staff, we will add a table to Note 2 — Summary of Significant Accounting Policies for Leasing Equipment, which provides detailed information by major container type as to useful lives and residual values. We also have disclosed how we determine our residual values.
As stated on the response to SEC Comment #4, we have revised the entire Leasing Equipment section to address multiple comments raised by the Staff. However we are underlining only the applicable changes related to this specific comment.
Shown below are the following:
•	An amended “Leasing Equipment” section;

•	An amended “Equipment Held For Sale” section; and

•	A new “Equipment Held For Resale — Trading Activity” section.
We have underlined the applicable changes below:
Page F-8 — Note 2 — Summary of Significant Accounting Policies
Leasing Equipment
In general, the Company purchases new equipment from equipment manufacturers for the purpose of leasing such equipment to our customers. Occasionally, the Company may also purchase used equipment with the intention of leasing such equipment. Used units are typically purchased with an existing lease in place or were previously owned by one of the Company’s third party owner investors.
Leasing equipment is recorded at cost and depreciated to an estimated residual value on a straight-line basis over the estimated useful life. The Company will continue to review its depreciation policies on a regular basis to determine whether changes have taken place that would suggest that a change in its depreciation policies, useful lives of its equipment or the assigned residual values is warranted. In addition, periodically a determination is made, if indicators of impairment are present, as to whether the carrying value of the Company’s fleet exceeds its estimated future undiscounted cash flows. Leasing equipment is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recovered. Key indicators of impairment on leasing equipment include, among other factors, a sustained decrease in operating profitability, a sustained decrease in utilization, or indications of technological obsolescence.
When testing for impairment, leasing equipment is generally grouped by equipment type, and is tested separately from other groups of assets and liabilities. Some of the significant estimates and assumptions used to determine future undiscounted cash flows and the measurement for impairment are the remaining useful life, expected utilization, expected future lease rates, and expected disposal prices of the equipment. The Company considers the assumptions on expected utilization and the remaining useful life to have the greatest impact on our estimate of future undiscounted cash flows. These estimates are principally based on the Company’s historical experience and management’s judgment of market conditions.

U.S. Securities and Exchange Commission
January 22, 2009

Estimated useful lives and residual values have been principally determined based on the Company’s historical disposal experience. The estimated useful lives and residual values for the Company’s leasing equipment from the date of manufacture are as follows:

	Useful
	lives
	(years)	Residual values ($)
Dry container units	13	$750 to $900

Refrigerated container units	12	$2,200 to $2,700

Special container units	14	$600 to $1,200

Tank container units	20	$3,000

Chassis	20	$1,200

Costs incurred to place new equipment into service, including costs to transport the equipment to its initial on-hire location, are capitalized. The Company charges to expense inspection costs on new equipment and repair and maintenance costs that do not extend the lives of the assets at the time the costs are incurred, and include these costs in direct operating expenses.
An allowance is provided through direct operating expenses based on the net book value of a percentage of the units on lease to certain customers that are considered to be non-performing which the Company believes it will not ultimately recover. The percentage is developed based on historical experience.
Equipment Held For Sale
When leasing equipment is returned off lease, the Company makes a determination of whether to repair and re-lease the equipment or sell the equipment. At the time the Company determines that equipment will be sold, it reclassifies the appropriate amounts previously recorded as leasing equipment to equipment held for sale In accordance with the Financial Accounting Standards Board’s (''FASB’’) Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (''SFAS No. 144’’), equipment held for sale is carried at the lower of its estimated fair value, based on current transactions, less costs to sell, or carrying value; depreciation on such assets is halted and disposals generally occur within 90 days. Subsequent changes to the asset’s fair value, either increases or decreases, are recorded as adjustments to the carrying value of the equipment held for sale; however, any such adjustments may not exceed the equipment’s carrying value at the time it was initially classified as held for sale. Initial write-downs of assets held for sale are recorded as an impairment charge and are included in net (gain) loss on sale of leasing equipment. Realized gains and losses resulting from the sale of equipment held for sale are recorded as a (gain) loss on sale of leasing equipment, and cash flows associated with the disposal of equipment held for sale are classified as cash flows from investing activities.
Equipment Held For Resale — Trading Activity

On an opportunistic basis, the Company purchases used equipment with markings or specifications different from its own equipment for purposes of reselling it within a short time frame for a net profit.
Equipment purchased for resale is reported as equipment held for sale due to the short timeframe, generally less than one year, between the time the equipment is purchased and the time the equipment is sold. Due to this short expected holding period, cash flows associated with equipment held for resale are classified as operating cash flows. Equipment trading revenue represents the proceeds from the sale of this equipment, while Equipment trading expense includes the cost of equipment sold and any costs to sell such equipment.

U.S. Securities and Exchange Commission
January 22, 2009

Revenue Recognition
Operating Leases with Customers, page F-10
10.	SEC Comment # 10: You disclose that in accordance with EITF No. 99-19, you recognize billings to customers for damages incurred and certain other pass through costs as leasing revenue as it is earned based on the terms of the contractual agreements with the customer. Please expand your disclosure to state which specific indicators led you to determine that gross revenue reporting was appropriate. Refer to paragraphs 7 through 14 of EITF No. 99- 19.
Response: As requested by the Staff, set forth below is a revised draft of the applicable portions of our Summary of Significant Accounting Policies, marked to show the types of changes we would expect to make to our disclosure in future filings in order to address the Staff’s comment above.

We have underlined the applicable changes below:
Revenue Recognition
Operating Leases with Customers
The Company enters into long-term leases and service leases with ocean carriers, principally as lessor in operating leases, for marine cargo equipment. Long-term leases provide our customers with specified equipment for a specified term. The Company’s leasing revenues are based upon the number of equipment units leased, the applicable per diem rate and the length of the lease. Long-term leases typically range for a period of three to eight years. Revenues are recognized on a straight-line basis over the life of the respective lease. Advanced billings are deferred and recognized in the period earned. Service leases do not specify the exact number of equipment units to be leased or the term that each unit will remain on-hire but allow the lessee to pick up and drop off units at various locations specified in the lease agreement. Under a service lease, rental revenue is based on the number of equipment units on hire for a given period. Revenue for customers where collection is not reasonably assured is deferred and recognized when the amounts are received.
In accordance with EITF No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, the Company recognizes billings to customers for damages and certain other operating costs as leasing revenue as it is earned based on the terms of the contractual agreements with the customer. As principal, the Company is responsible for fulfillment of the services, supplier selection and service specifications, and has ultimate responsibility to pay the supplier for the services whether or not it collects the amount billed to the lessee.

U.S. Securities and Exchange Commission
January 22, 2009

Equipment Trading Revenue and Expense and Management Fee Income, page F-10
11.	SEC Comment # 11: Please disclose when you recognize equipment trading revenue and management fee income. Please also quantify and clarify where amounts collected by you as an agent on behalf of third parties that own such equipment are reflected in your financial statements.
Response: As requested by the Staff, set forth below is a revised draft of the applicable portions of our Summary of Significant Accounting Policies, marked to show the types of changes we would expect to make to our disclosure in future filings in order to address the Staff’s comment above.

We have underlined the applicable changes below:
Equipment Trading Revenue and Expense
Equipment trading revenue represents the proceeds from the sale of equipment purchased for resale and is recognized as units are sold and delivered to the customer. The related expenses represent the cost of equipment sold as well as other selling costs that are recognized as incurred and are reflected as equipment trading expense in the consolidated statements of operations.
Management Fee Income
The Company manages equipment which is owned by third parties and it earns management fees based on the income earned by the leasing and sales of such equipment. Management fees are recognized as services are provided. We collect amounts billed and pay operating costs as agent on behalf of the third parties that own such equipment. These billings and operating costs are not included in revenue and expense; instead, the net amounts owed to these equipment owners are reflected as accrued expenses in the Company’s financial statements until paid as required by our contracts. As of December 31, 2007, approximately $5.1 million was reflected in accrued expenses, which represents unpaid net earnings owed to third party owners of managed equipment.

U.S. Securities and Exchange Commission
January 22, 2009

Note 4 — Debt, page F-13
12.	SEC Comment # 12: Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. For any material debt covenants, please disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
Response: As requested by the Staff, we intend to add a “Debt Covenants” section, a draft of which is set forth below, to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” section of our future filings.
Debt Covenants
We are subject to certain financial covenants under our debt facilities. At December 31, 2007 we were in compliance with all such covenants. Below are the primary financial covenants to which we are subject:
•	Minimum Earnings Before Interest and Taxes (“EBIT”) to Cash Interest Expense;

•	Minimum Tangible Net Worth (“TNW”); and

•	Maximum Indebtedness to TNW.
Non-GAAP Measures
We rely primarily on our results measured in accordance with generally accepted accounting principles (“GAAP”) in evaluating our business. EBIT, Cash Interest, TNW, and Indebtedness are non-GAAP financial measures used to determine our compliance with certain covenants contained in our debt agreements and should not be used as a substitute for analysis of our results as reported under GAAP. However, we believe that the inclusion of this non-GAAP information provides additional information to investors regarding our debt covenant compliance.
Minimum EBIT to Cash Interest Expense
For the purpose of this covenant, EBIT is calculated based on the cumulative sum of the Company’s earnings for the last four quarters (excluding income taxes, interest expense, amortization / write off of deferred financing charges, and unrealized gain or loss on interest rate swaps). Cash Interest Expense is calculated based on interest expense adjusted to exclude interest income and amortization of deferred financing costs, and adjusted for the difference between current and prior period interest expense accruals.
Minimum EBIT to Cash Interest expense is calculated both at the consolidated level and for the TAL Advantage I LLC, a wholly owned special purpose entity whose primary activity is to issue asset backed notes. The Consolidated Minimum EBIT to Cash Interest Expense ratio is fixed at 1.10 to 1.00 for the Asset Backed Securitization (ABS) and Revolving Credit Facilities. The TAL Advantage I LLC Minimum EBIT to Cash Interest Expense ratio is fixed at 1.10 to 1.00 for the Asset Backed Credit Facility.

U.S. Securities and Exchange Commission
January 22, 2009

Below is the calculation of EBIT to Cash Interest Expense as of December 31, 2007:

EBIT to Cash Interest Expense:	Consolidated	TAL Adv I
Net Income	$38,791	$15,274
Plus:
Income tax expense	21,600	8,501
Interest Expense including write-off of deferred financing costs	52,333	41,996
Unrealized gain/(loss) on interest rate swaps	27,883	25,187
All non-cash expenses attributable to incentive arrangements	557	—

EBIT	$141,164	$90,958

Interest Expense (excluding interest income of $1,827 and $1,316, respectively)	$54,160	$43,312
Amortization of deferred financing costs	(1,103)	(658)
Accrued interest (represents 2007 interest expense not paid)	(2,278)	(1,564)
Cash payments of prior period accrued interest	1,646	1,257

Cash Interest Expense	$52,425	$42,347

EBIT to Cash Interest Expense Ratio	2.69	2.15

Required Minimum EBIT to Cash Interest Expense Ratio	1.10	1.10
Minimum TNW and Maximum Indebtedness to TNW Covenants
The Company is required to meet minimum TNW and Maximum Indebtedness to TNW covenants. For purposes of these covenants TNW is equal to tangible assets (total assets less excluded assets including deferred financing costs, goodwill and other intangibles), less all debt (including capital leases), fair value of derivative instruments, and equipment purchases payable. The Maximum Indebtedness to TNW ratio is calculated as all indebtedness (including capital leases), fair value of derivative instruments, equipment purchases payable, and accrued interest divided by TNW as determined above.
For the ABS facilities the required minimum TNW is calculated as $321.3 million plus 50% of cumulative net income or loss since January 1, 2006. At December 31, 2007, the required minimum TNW for the ABS facilities was $361.8 million. For the Finance lease facility the required minimum TNW is fixed at $300 million.
The Maximum Indebtedness to TNW ratio is fixed at 4.75 to 1.00 for the ABS and Revolving credit facilities and 5.00 to 1.00 for the Finance lease and Port equipment facilities.

U.S. Securities and Exchange Commission
January 22, 2009

Below is the calculation of the covenant compliance as of December 31, 2007:

Tangible Net Worth Covenants:
Tangible Assets
Total Assets	$1,705,887
Deferred Financing Costs	(6,880)
Goodwill	(71,898)
Intangibles	(5,505)
FV of Interest Rate Swaps	(830)

Total Tangible Assets (A)	$1,620,774

All indebtedness:
Total debt	$1,174,654
Accrued interest	2,452
Fair value of derivative instruments (liability)	18,726
Equipment purchases payable	26,994

Total Indebtedness (B)	$1,222,826

Tangible Net Worth (A-B)	$397,948

Required Minimum Tangible Net Worth	$361,813

Debt to Tangible Net Worth Ratio	3.07

Required Maximum Debt to Tangible Net Worth Ratio	4.75 / 5.00

Failure to comply with these covenants would result in a default under the related credit agreements and could result in the acceleration of our outstanding debt if we were unable to obtain a waiver from the creditors.

U.S. Securities and Exchange Commission
January 22, 2009

13.	SEC Comment # 13: On page 45, you state that certain of your facilities are governed by borrowing bases that limit borrowing capacity to an established percentage of relevant assets. It appears that only the asset backed securitization program and finance lease facility are governed by borrowing bases. Please confirm and clarify your disclosures. Please clearly state how each of these borrowing bases are determined, including what specific factors could impact these borrowing bases. Please also discuss the impact current market conditions could have on the determination of your borrowing bases. For the asset backed securitization program, you state that the borrowing capacity is determined by reference to an advance rate percentage of the net book values, as calculated in the program documents of the SPE’s eligible containers, subject to certain adjustments and restricted cash. Please further disclose how this borrowing capacity is determined, including the advance rate percentage.
Response: As requested by the Staff, set forth below is a revised draft of the applicable portion of our “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” section, marked to show the types of changes we would expect to make in our future filings to address the Staff’s comments above.
As noted in our response to SEC Comment # 12, we have added a “Debt Covenants” section, but have not included this new information in this response, although in future filings it will be included with the revised information shown below as part of our “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” section.
We have noted your question regarding the impact of current market conditions on our borrowing bases. In general, assets included in our borrowing bases are not subject to market value tests or exclusion based on customer defaults, so our borrowing base is not significantly impacted by changes in market conditions.
We have underlined the applicable changes below:
At December 31, 2007, our outstanding indebtedness was comprised of the following (amounts in millions):

		Current
	Current	Maximum
	Amount	Borrowing
	Outstanding	Level
ABS Term Notes	$566.7	$566.7
ABS Warehouse Facility	379.5	425.0
Revolving Credit Facility	98.5	125.0
Term Loan	20.0	39.9
Finance Lease Facility	49.5	50.0
Port Equipment Facility and Other Debt	15.0	15.0
Capital Lease Obligations	45.4	45.4

Total Debt	$1,174.6	$1,267.0

     The maximum commitment levels depicted in the chart above may not reflect the actual availability under all of the credit facilities. Our Asset Backed Securitization Facility (comprised of ABS Term Notes and ABS Warehouse Facility), the Term Loan Facility and our Finance Lease Facility are governed by borrowing bases that limit borrowing capacity to an established percentage of relevant assets. Based on our current borrowing base, as of December 31, 2007, we had sufficient assets available to borrow an additional $92.4 million above our current amounts outstanding.
Asset Backed Securitization Facility
     Our Asset Backed Securitization program has been the primary credit facility used to finance our existing container fleet and new container purchases since the program’s inception in April of 2006. In general, the program is intended to consist of a warehouse facility to fund new container purchases and series of term notes that will be issued periodically to provide permanent financing for equipment initially funded through the warehouse facility. The term notes issued in April 2006 were used to finance the majority of the containers in our fleet at that time, and the existing warehouse facility has primarily been used to finance our new container purchases since April 2006.

U.S. Securities and Exchange Commission
January 22, 2009

     The current warehouse facility was initially structured to have a limit of $300 million. It was our original intention to issue term notes to refinance the containers funded through the warehouse at the time that outstanding funding in the warehouse approached the $300 million limit. However, the market for asset-backed term notes has been significantly disrupted for the last six months, and we have decided to delay refinancing the existing warehouse facility and instead opted to increase the size of the warehouse facility. On August 24, 2007, we increased the warehouse facility from $300 million to $350 million. On November 19, 2007, we increased the warehouse facility from $350 million to $425 million.
     The ABS warehouse facility automatically converts to a nine year term loan with an increased interest margin of 0.7% as of April 12, 2008. We will likely seek to refinance the existing warehouse or converted term loan with a new ABS term series or another form of term financing when credit markets improve.
The borrowing capacity under the ABS program is determined by applying the advance rate of 82% against the net book values of designated eligible containers plus accounts receivable for sold containers not outstanding more than 60 days plus restricted cash. The net book value for purposes of calculating our borrowing capacity is the original equipment cost depreciated over 12 years to a range of 20% to 32% of original equipment cost depending on equipment type. Under the ABS program, the borrower is required to maintain restricted cash balances on deposit in a designated bank account equal to five months of interest expense.
Revolving Credit Agreement
     On August 15, 2007, the Company entered into a Revolving Credit Agreement which refinanced the previously existing Senior Secured Credit Facility, which was terminated in accordance with its terms. The initial commitment under the Revolving Credit Agreement was $135.0 million, but will periodically step down to $110.0 million on January 1, 2008 and $100.0 million by March 31, 2008. The maturity date of the Revolving Credit Agreement is August 15, 2012. The Company is required to maintain unencumbered assets equivalent to 50% of the maximum commitment.
Term Loan Facility
     On November 19, 2007, the Company entered into a three year term loan, which is secured by approximately 57,000 TEU of previously managed dry and special containers that the Company purchased from its largest third-party container owner on October 1, 2007. The final maturity date of the loan is November 19, 2010. Our initial borrowing under this facility of $20.0 million was made on November 19, 2007. We made an additional borrowing under this facility of $19.9 million on January 2, 2008 pursuant to a lender commitment dated December 20, 2007.
The borrowing capacity under the Term Loan is determined by applying the advance rate of 80% against the net book values of designated eligible containers plus accounts receivable for sold containers not outstanding more than 60 days. The net book value for purposes of the borrowing base calculation is the equipment acquisition cost depreciated at an annual rate of 8%.
Finance Lease Facility
     On July 31, 2006, we entered into a $50 million credit facility to support the growth of our finance lease business (the ''Finance Lease Facility’’). The Finance Lease Facility has a two year revolving period that precedes a ten year term in which the outstanding balance, as of the term conversion date, amortizes in monthly installments. The Finance Lease Facility is secured by the finance lease receivables associated with certain containers and chassis not included in the SPE. The Finance Lease Facility has a final maturity of July 2018.
The borrowing capacity under the Finance Lease Facility is determined by applying the advance rate of 90% against the lesser of the original equipment cost or the net present value of the minimum lease payments discounted using the facility rate at the time of borrowing.
Port Equipment Facility
     On December 28, 2006, we entered into a Euro denominated credit facility to support a port equipment financing transaction (the ''Port Equipment Facility’’). The Port Equipment Facility has an eight year term and amortizes in equal monthly installments.
Capital Lease Obligations
     We have entered into a series of capital leases with various financial institutions to finance the purchase of chassis. The lease agreements have been structured as ten year Terminal Rental Adjustment Clause (''TRAC’’) leases with purchase options at the end of the lease terms equal to the TRAC amount as defined in each lease. For income tax purposes, these leases are treated as operating leases.

U.S. Securities and Exchange Commission
January 22, 2009

Capital Lease Obligations, page F-15
14.	SEC Comment # 14: Please disclose how you account for (a) step rent provisions and escalation clauses, including the Terminal Rent Adjustment Clause, and (b) capital improvement funding and other lease concessions, which may be present in your leases. Please explain the terms associated with any of these clauses, including the Terminal Rent Adjustment Clause. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.
Response: Step rent provisions and escalation clauses as well as capital improvement funding and other lease concessions are not contained in our leases. However, as noted, these leases do contain Terminal Rent Adjustment Clause (“TRAC”) provisions. Set forth below is a revised draft of our disclosure for Capital Lease Obligations on page F-15, marked to show the types of changes we would expect to make in our future filings to address the Staff’s comments above.
We have underlined the applicable changes below:
Capital Lease Obligations
The Company has entered into a series of capital leases with various financial institutions to finance the purchase of chassis. The lease agreements are structured as ten year TRAC leases with purchase options at the end of the lease terms equal to the TRAC amount as defined in each lease. The TRAC payment is a stated amount that represents a percentage of the lessor’s cost of the equipment and is included in the minimum lease payments. The minimum lease payments are amortized over the lease term based on the interest method to produce a constant periodic rate of interest on the remaining balance of the obligation. For income tax purposes, these leases are treated as operating leases. The weighted average interest rate for these leases as of December 31, 2007 and 2006 was 4.9% and 5.4%, respectively. The total lease obligation was $45.4 million as of December 31, 2007, and was $38.4 million as of December 31, 2006.
At December 31, 2007, future lease payments under these capital leases are as follows (in thousands):

2008	$4,775
2009	4,974
2010	5,249
2011	5,249
2012	4,926
2013 and thereafter	33,805

58,978
Less: amount representing interest	(13,534)

Capital lease obligation	$45,444

U.S. Securities and Exchange Commission
January 22, 2009

Note 5-Net Investment in Finance Leases, page F-16
15.	SEC Comment # 15: Please disclose the amounts of initial direct costs incurred related to your direct financing leases as well as the executory costs included in minimum lease payments. Please also disclose the accumulated allowance balances for uncollectible minimum lease payments receivable as of each balance sheet date. Refer to paragraphs 23(a)(i)(a) and (c) of SFAS 13. Please clarify in your disclosure how unguaranteed residual values are reflected in the components of your net investment in finance leases. Refer to paragraph 18(a) of SFAS 13 as well as Appendix D of SFAS 13.
16.	SEC Comment # 16: Please expand your disclosure to clarify how you determine how much of the lease payment to allocate to principal versus interest. Please clarify, if true, that the amount allocated to the principal portion equals the cost or carrying amount, if different, of the leased property. Refer to paragraph 18(b) of SFAS 13.
Response: The below includes responses to both Comments #15 and #16.
Set forth below is a revised draft of our disclosure on Net Investment in Finance Leases on page F-16, marked to show the types of changes we would expect to make in our future filings to address the Staff’s comments above.

We have underlined the applicable changes below:
Note 5 — Net Investment in Finance Leases
The following table represents the components of the net investment in finance leases (in thousands):

	December 31,	December 31,
	2007	2006
Gross finance lease receivables (1)	$275,091	$228,883
Allowance on gross finance lease receivables(2)	0	0

Gross finance lease receivables net of allowance	$275,091	$228,883
Unearned income (3)	(81,105)	(76,297)

Net investment in finance leases	$193,986	$152,586

(1)	At the inception of the lease, the Company records the total minimum lease payments, executory costs, if any, and unguaranteed residual value as gross finance lease receivables. The gross finance lease receivable is reduced as customer payments are received. The unguaranteed residual value is generally equal to the purchase option at the end of the lease. Approximately $8.8 million and $6.0 million of unguaranteed residual value at December 31, 2007 and 2006, respectively, were included in gross finance lease receivables. There were no executory costs included in gross finance lease receivables as of December 31, 2007 and 2006.

(2)	The Company evaluates potential losses in its finance lease portfolio by regularly reviewing the specific receivables in the portfolio and analyzing historical loss experience. As of December 31, 2007 and 2006, the Company did not identify any receivables that were likely to become uncollectible. In addition, the finance lease portfolio had incurred minimal losses since its inception in 2002.

(3)	The difference between the gross finance lease receivable and the cost of the equipment or carrying amount at the lease inception is recorded as unearned income. Unearned income, together with initial direct costs, are amortized to income over the lease term so as to produce a constant periodic rate of return. There were no unamortized initial direct costs as of December 31, 2007 and 2006.
Contractual maturities of the Company’s gross finance lease receivables subsequent to December 31, 2007 are as follows (in thousands):

2008	$42,274
2009	40,481
2010	37,869
2011	35,108
2012	31,518
2013 and thereafter	87,841

$275,091

U.S. Securities and Exchange Commission
January 22, 2009

Note 13, Rental Income Under Operating Leases, page F-24
17.	SEC Comment # 17: Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. In addition, paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease revenues that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be initially included in your minimum lease revenues. If, as we assume, each of these items is included in computing your minimum lease revenues and the minimum lease revenues are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how you considered the provisions in SFAS 13 and FTB 88-1 in reaching the conclusions you did regarding your accounting treatment.
Response: Currently, there are no step rent provisions, escalation clauses, capital improvement funding or other lease concessions present in our operating leases. We do sometimes provide free day periods or periods of reduced rent for certain of our leases. The minimum lease revenues in leases with periods of reduced rent are recognized on a straight line basis over the lease term inclusive of any rent free or reduced rent period. With leases that do not contain a fixed term, the minimum lease revenues are recognized over the estimated on hire period based on historical on hire periods for that customer.
Set forth below is a revised draft of our disclosure on Rental Income Under Operating Leases, marked to show the types of changes we would expect to make in our future filings to address the Staff’s comments above.
We have underlined the applicable changes below:
Note 13 — Rental Income Under Operating Leases
The following are the minimum future rentals at December 31, 2007 due TAL under operating leases of the Company’s equipment (in thousands):

2008	$140,393
2009	109,848
2010	78,694
2011	48,606
2012	33,074
2013 and thereafter	28,230

$438,845

Minimum lease revenues are recognized on a straight line basis over the lease term or, absent a specified lease term, estimated on hire period, inclusive of any free or reduced rent periods.

U.S. Securities and Exchange Commission
January 22, 2009

Exhibits 31.1 and 31.2
18.	SEC Comment # 18: We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.
Response: In its future filings, the Company will revise each certification required by Rule 13a-14(a) of the Exchange Act to remove the title of the certifying individual.

U.S. Securities and Exchange Commission
January 22, 2009

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008
General
19.	SEC Comment # 19: Please address the above comments in your interim filings as well.
Response: To the extent applicable, the Company will address each of the foregoing Staff comments, in the manner discussed above, in its future Quarterly Reports on Form 10-Q.

U.S. Securities and Exchange Commission
January 22, 2009

Note 4 — Debt
Capital Lease Obligations, page 8
20.	SEC Comment # 20: Please disclose the gain or loss amount recorded related to the sale-leaseback transaction as well as when it was recognized or will be recognized.
Response: Set forth below is a revised draft of our disclosure on Capital Lease Obligations, marked to show the types of changes we would expect to make in our future filings to address the Staff’s comments above.
We have underlined the applicable changes below:
Note 4 — Debt
Capital Lease Obligation
In August 2008, the Company entered into a sale-leaseback transaction for approximately 12,500 new containers for net proceeds of $33.9 million. The lease was accounted for as a capital lease with interest expense recognized on a level yield basis over seven years, at which point there is an early purchase option. As the estimated fair value of the assets sold exceeded their carrying value, the excess of the carrying value over proceeds in the amount of $0.4 million was deferred and will be recognized over the estimated life of the leased asset, which is twelve years.

U.S. Securities and Exchange Commission
January 22, 2009

Management’s Discussion and Analysis
Liquidity and Capital Resources, page 25
21.	SEC Comment # 21: Your disclosures indicate that your primary sources of liquidity are cash flow generated from operations and borrowings under your credit facilities. We remind you to discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. In this regard, we note that your outstanding indebtedness has increased by approximately 12% since December 31, 2007. When there are significant changes in the sources and uses of cash, please advise how you determined that the sources will continue to be sufficient to meet your needs. In addition, please provide the following disclosures:

•	You note that the maximum commitment levels depicted in the chart may not reflect the actual availability under all of the credit facilities. Certain of these facilities are governed by borrowing bases that limit borrowing capacity to an established percentage of relevant assets. Please also disclose the actual availability as of the end of the period presented. Please also discuss the impact on your liquidity and capital resources of reasonably likely changes in the borrowing bases in future periods; and

•	Please disclose the expected amounts of future spending on capital expenditures, including whether the portions of the expected amounts are related to growth or maintenance.
Response: As requested by the Staff, set forth below is a revised draft of the applicable portion of our “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” section, marked to show the types of changes we would expect to make in our future filings to address the Staff’s comments above.
We have noted your question regarding the impact of reasonably likely changes in our borrowing bases in future periods. As noted in our response to SEC Comment # 13, assets included in our borrowing bases are generally not subject to market value tests, or other tests that might reduce the borrowing capacity of our assets.
We have underlined the applicable changes below:
Liquidity and Capital Resources
Our principal sources of liquidity are cash flows provided by operating activities, proceeds from the sale of our leasing equipment, principal payments on finance lease receivables and borrowings under our credit facilities. Our cash in-flows and borrowings are used to finance capital expenditures, meet debt service requirements, and pay dividends.
We continue to have sizable cash in-flows. For the first nine months of 2008, cash provided by operating activities, together with the proceeds from the sale of our leasing equipment and principal payments on our finance leases, was approximately $223.4 million. In addition, as of September 30, 2008 we had approximately $152.3 million of unrestricted cash and available borrowings under our existing credit facilities.
As of September 30, 2008, major committed cash outflows in the next 12 months include $87.0 million of committed, but unpaid capital expenditures and $137.3 million of scheduled principal payments on our existing debt facilities.
We believe that cash provided by operating activities and existing cash, together with available borrowings under our credit facilities, proceeds from the sale of our leasing equipment and principal payments on our finance lease receivables will be sufficient to meet our committed obligations over the next 12 months. However, our ability to make future capital expenditures and implement our current growth plans will be dependent on our ability to increase our lending commitments, and we cannot assure you that we will be able to do so on commercially reasonable terms, or at all. We continue to seek additional sources of financing to fund our growth plans beyond 2008, though disruptions in the capital markets have become more severe, and this may make it more difficult and more expensive for us to secure additional financing commitments. If we are unsuccessful in obtaining sufficient additional financing we deem suitable, we will not be able to invest in our fleet at our target level and our future growth rate and profitability will decrease.
On March 27, 2008, we entered into a $125 million Asset Backed Credit Facility. On June 30, 2008, we increased the facility by an additional $25 million, and on September 15, 2008 we increased the facility by an additional $75 million, for a total commitment of $225 million. As part of the September 15, 2008 increase to the facility, the revolving period was extended by an additional year and the interest rate was increased to 1.5% over LIBOR during the initial revolving period. If the facility is not refinanced or renewed prior to June 30, 2010, the interest rate will increase further to 2.25% over LIBOR and the facility will convert to a term facility and amortize in equal monthly installments through June 2018. There was $147.4 million outstanding under this facility as of September 30, 2008.

U.S. Securities and Exchange Commission
January 22, 2009

In August 2008, we entered into a sale leaseback transaction for approximately 12,500 new containers for net proceeds of $33.9 million. The lease was accounted for as a capital lease with interest expense recognized on a level yield basis over seven years, at which point there is an early purchase option.
At September 30, 2008, our outstanding indebtedness was comprised of the following (amounts in millions):

		Current
	Current	Maximum
	Amount	Commitment
	Outstanding	Level
Asset backed securitization term notes — Series 2006-1	$515.7	$515.7
Asset backed securitization term notes — Series 2005 -1 (converted from warehouse facility)	401.4	401.4
Asset backed credit facility	147.4	225.0
Revolving credit facility	67.0	100.0
Finance lease facility	49.6	49.6
2007 term loan	35.2	35.2
Port equipment loan	12.9	12.9
Capital lease obligations	83.2	83.2

Total debt	$1,312.4	$1,423.0

The maximum commitment levels depicted in the chart above may not reflect the actual availability under all of the credit facilities. Our ABS Term Notes Series 2005-1 and Series 2006-1, Asset Backed Credit Facility, 2007 Term Loan Facility and Finance Lease Facility are governed by borrowing bases that limit borrowing capacity to an established percentage of relevant assets. Based on our borrowing bases as of September 30, 2008, we had sufficient assets available to borrow an additional $110.6 million above our current amounts outstanding.

U.S. Securities and Exchange Commission
January 22, 2009

SCHEDULE 14A FILED ON MARCH 28, 2008
Benchmarking, page 11 and Restricted Stock Grants, page 13
22.	SEC Comment # 22: We note that you use one or more peer groups to benchmark base salary and set the amount of restricted stock grants. Please confirm that in future filings, you will identify the companies in each peer group.
Response: The Company confirms that in its future filings it will identify the companies in each peer group.

U.S. Securities and Exchange Commission
January 22, 2009

Annual Incentive Compensation, page 12
23.	SEC Comment # 23: Please confirm that in future filings, you will elaborate on the targets you use to determine annual incentive compensation. If meeting targeted measures is material to your decision to pay incentive compensation, you should disclose the actual measures you use to determine whether the targeted and actual incentive compensation was paid. Your current disclosure states that you had an EPS target for 2007, but you do not disclose what the target was. Similarly, you should disclose what performance criteria you applied on an individual basis to each executive if these criteria were material to your decision to pay incentive compensation amounts. Please note that if, under the competitive harm standards that would apply in an application for confidential treatment of information under the FOIA, you believe you would be likely to suffer significant competitive harm if this information were disclosed, you may state this and include a discussion of how easy or difficult the targets were designed to be. However, in this case, you should anticipate that the staff may request your analysis and may have further comments.
Response: The Company confirms that in its future filings it will elaborate on the targets it uses to determine annual incentive compensation.
* * * * *
     In responding to the Staff’s comments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
     We hope that the Company’s responses adequately address the Staff’s comments. If you have questions on this letter or need further assistance, please do not hesitate to call me at (914) 697-2651.

Very truly yours,

By:	/s/ Chand Khan

Name: Chand Khan Title: Chief Financial Officer

cc:	Errol Sanderson, U.S. Securities and Exchange Commission
Pamela Long, U.S. Securities and Exchange Commission
Nudrat Salik, U.S. Securities and Exchange Commission
Jeanne Baker, U.S. Securities and Exchange Commission
Brian Sondey, TAL International Group, Inc.